UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NATUZZI S.p.A.

(Name of Issuer)

Ordinary shares, with a par value of €1.0 each (“Ordinary Shares”), and

American Depositary Shares, each representing one Ordinary Share.

(Title of Class of Securities)

63905A 10 1

(CUSIP Number)

INVEST 2003 S.r.l.

Attn. Mr. Pasquale Natuzzi

Via Gobetti, 8, 74100 Taranto, Italy

Tel. 0039 099 7795028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63905A 10 1	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pasquale Natuzzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,717,521 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,717,521 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,717,521 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON HC, IN

SCHEDULE 13D

CUSIP No. 63905A 10 1	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVEST 2003 S.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,717,521 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,717,521 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,717,521 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2008 (as amended by Amendment No. 1 filed on April 8, 2013 (“Amendment No. 1”), by Mr. Pasquale Natuzzi, an Italian citizen, and INVEST 2003 S.r.l., a limited liability company organized in Italy (“INVEST 2003,” and together with Mr. Natuzzi, the “Reporting Persons”), with respect to the ordinary shares of Natuzzi S.p.A. (the “Company”), with par value of €1.0 each (the “Ordinary Shares”), some of which are held in the form of American Depositary Shares (“ADSs”). Except as set forth below, each of the items set forth on the Schedule 13D filed with the SEC on April 24, 2008 (as amended by Amendment No. 1), is incorporated by reference in this Amendment No. 2 and restated as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Pasquale Natuzzi has used an aggregate of $1,626,163.86 of his personal funds to effect various purchases of Ordinary Shares, including commissions, between the filing of Amendment No. 1 on April 8, 2013 and September 2, 2014. Of that amount, (i) $248,663.86 was used to purchase Ordinary Shares (represented by ADSs), including commissions, in open market transactions from April 16, 2013 through April 30, 2013, which purchases were made through the Reporting Persons’ Rule 10b-18 Plan; and (ii) $1,377,500 was used to purchase Ordinary Shares (represented by ADSs), including commissions, in a privately negotiated transaction completed on July 30, 2014 as further discussed at Item 5(c). These funds were provided by Mr. Pasquale Natuzzi as a capital contribution to INVEST 2003, which then used the funds to purchase the Ordinary Shares (represented by ADSs).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares described in Item 5(c), and all other Ordinary Shares purchased since the filing of Amendment No. 1 on April 8, 2013, for investment.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Mr. Pasquale Natuzzi beneficially owns 30,717,521 Ordinary Shares, representing 56.0% of the Ordinary Shares outstanding. Members of Mr. Pasquale Natuzzi’s immediate family own an additional 2,800,000 Ordinary Shares. Mr. Pasquale Natuzzi disclaims beneficial ownership of the Ordinary Shares owned by members of his immediate family.

As of the date hereof, INVEST 2003 beneficially owns 30,717,521 Ordinary Shares, representing 56.0% of the Ordinary Shares outstanding.

(c)	On July 30, 2014, INVEST 2003 completed the purchase of 500,000 ADSs, each representing one Ordinary Share, at a price of U.S.$2.75 per ADS. The purchase was privately negotiated with a single individual and was effected through an escrow arrangement with BNY Mellon, National Association. This purchase brought the number of Ordinary Shares beneficially owned by each of Mr. Natuzzi and INVEST 2003 to 30,717,521 (representing 56.0% of the Ordinary Shares outstanding).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2014	/s/ Pasquale Natuzzi
Pasquale Natuzzi

INVEST 2003 S.r.l.

/s/ Pasquale Natuzzi
By: Pasquale Natuzzi
Sole Director